Exhibit 99.72

Akumin Inc. Announces First Quarter 2020 Financial Results and Amendment to Credit Facility

June 3, 2020 – Toronto, ON – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended March 31, 2020 (“Q1 Fiscal 2020”) and an amendment to its existing credit agreement effective June 2, 2020.

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Mar. 31, 2020	3-month period ended Mar. 31, 2019
RVUs	1,525	1,066
Revenue	71,262	47,551
EBITDA (1)	20,311	12,044
Adjusted EBITDA (1)	14,968	9,251
EPS –Diluted	0.02	0.03
Adjusted EPS – Diluted (1)	0.03	0.05

(1)	See “Non-IFRS Measures” below.

Commenting on the Q1 Fiscal 2020 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “During the quarter ending March 31, 2020 we generated revenue of $71.3 million and Adjusted EBITDA of $15.0 million.

“Akumin’s volume in Q1 Fiscal 2020 was approximately 1,525,000 RVUs, compared to approximately 1,066,000 RVUs in Q1 Fiscal 2019, an increase of 43%. On an organic volume basis, RVUs decreased by 1% compared to the same prior period, however excluding March which was impacted by the COVID-19 pandemic, RVUs increased by 7%,” Mr. Zine continued. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“As states and local authorities have begun to lift social distancing requirements and other restraints affecting our referral network,” added Mr. Zine, “we have seen some volume return in those markets. Compared to the first week of March 2020, our daily average volume is recovering from a low point of an approximate 55% decline in mid-April 2020 to an estimated 25% decline by late-May 2020. This rebound demonstrates the resiliency of the Akumin platform providing an essential healthcare service. Although we expect the reduction in volume caused by the COVID-19 pandemic to impact our Q2 revenue, such revenue reduction should be partly offset by our cost containment initiatives.

“In addition, we finished the quarter with $16.6 million cash-on-hand and we have not needed to draw on our revolving credit facility for working capital purposes since the COVID-19 pandemic began. Our amended credit facility will add greater flexibility and liquidity.”

Credit Agreement Amendment

Pursuant to the amendment to its senior secured credit facility, Akumin’s revolving credit facility has been increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million will require consent of lenders holding two-thirds of the outstanding principal of Term Loan B facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities. As at the time of the amendment, the Corporation had approximately $28.4 million drawn on its revolving credit facility.

In addition, the amendment will, among other things, adjust Akumin’s leverage and fixed charge ratios for the next four quarters providing the Corporation with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B facility, an additional payment equal to 2% of the amount prepaid will need to be paid at the time of prepayment within the next 12 months and equal to 1% of the amount prepaid within the subsequent 12 months.

First Quarter Fiscal 2020 Financial Results Call

Akumin would like to invite interested parties to the Corporation’s First Quarter Fiscal 2020 Financial Results Call, to be held on June 4, 2020 from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/AkuminFirstQuarter2020Results. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Thursday, June 11, 2020 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 9891317.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Q1 Fiscal 2020 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release refers to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, “Adjusted net income (loss) attributable to shareholders of Akumin” and “Adjusted EPS – Diluted”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated June 3, 2020 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

	Three-month period ended	Three-month period ended
(in thousands)	Mar 31, 2020	Mar 31, 2019
Service fees – net of allowances and discounts	70,637	46,955
Other revenue	625	596

Revenue	71,262	47,551

Employee compensation	24,818	17,803
Reading fees	10,924	6,987
Rent and utilities	2,713	1,892
Third party services and professional fees	6,291	3,553
Administrative	3,884	2,711
Medical supplies and other expenses	2,557	1,467
Depreciation and amortization	8,504	6,130
Stock-based compensation	593	1,018
Interest expense	9,825	3,469
Settlement costs (recoveries)	356	(1,217)
Acquisition related costs	219	786
Financial instruments revaluation and other (gains) losses	(2,019)	57

Income before income taxes	2,597	2,895

Income tax provision	445	276
Non-controlling interests	615	450

Net income attributable to shareholders of Akumin	1,537	2,169

	Three-month period	Three-month period
Adjusted EBITDA	ended	ended
(in thousands)	Mar 31, 2020	Mar 31, 2019
Revenue	71,262	47,551

Less:
Employee compensation	24,818	17,803
Reading fees	10,924	6,987
Rent and utilities	2,713	1,892
Third party services and professional fees	6,291	3,553
Administrative	3,884	2,711
Medical supplies and other expenses	2,557	1,467
IFRS 16 impact on leases	4,492	3,437
Sub-total	55,679	37,850
Non-controlling interests	615	450

Adjusted EBITDA	14,968	9,251

Adjusted EBITDA Margin	21%	19%

Reconciliation of Non-IFRS Measures

	Three-month period ended	Three-month period ended
(in thousands)	Mar 31, 2020	Mar 31, 2019
Net income attributable	1,537	2,169

to shareholders of Akumin
Income tax provision	445	276
Depreciation and amortization	8,504	6,130
Interest expense	9,825	3,469

EBITDA	20,311	12,044

Adjustments:
Stock-based compensation	593	1,018
Settlement costs (recoveries)	356	(1,217)
Acquisition-related costs	219	786
Financial instruments revaluation and other (gains) losses	(2,019)	57
IFRS 16 impact on rent	(4,492)	(3,437)

Adjusted EBITDA	14,968	9,251

Revenue	71,262	47,551

Adjusted EBITDA Margin	21%	19%

Adjusted EBITDA	14,968	9,251

Less:
Depreciation and amortization	8,504	6,130
Interest expense	9,825	3,469
Add:
IFRS 16 impact on depreciation and interest expense	5,931	4,591
Sub-total	2,570	4,243
Effective tax rate (1)	24.1%	24.3%
Tax effect	620	1,029

Adjusted net income attributable to shareholders of Akumin	1,950	3,214

(1) Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.